SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

05058811

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2004

B

TI CONTRIBUTION AND 401(K) SAVINGS PLAN

TEXAS INSTRUMENTS INCORPORATED

12500 TI Boulevard, MS 8658
Dallas, Texas 75243

P. O. Box 660199, MS 8658
Dallas, Texas 75266

ERNST & YOUNG

Ernst & Young LLP
Suite 1500
2121 San Jacinto Street
Dallas, Texas 75201

Phone: (214) 969-8000
Fax: (214) 969-8587
Telex: 6710375
www.ey.com

Report of Independent Registered Public Accounting Firm

The Administration Committee
TI Contribution and 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the TI Contribution and 401(k) Savings Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Ernst & Young LLP

April 14, 2005

TI Contribution and 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31 2004	December 31 2003
	(In thousands)	
Assets		
Plan interest in Texas Instruments Incorporated Defined Contribution Plan Master Trust	**$ 1,576,955**	$ 1,666,173
Participant notes receivable	**25,398**	21,990
Employer contributions receivable	**–**	740
Employee contributions receivable	**–**	1,511
Dividends and interest receivable	**267**	164
Total assets	**1,602,620**	1,690,578
Liabilities		
Accrued expenses	**143**	163
Net assets available for benefits	**$ 1,602,477**	$ 1,690,415

See accompanying notes.

TI Contribution and 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2004
(In thousands)

Plan interest in Texas Instruments Incorporated Defined Contribution Plan Master Trust investment loss	**$ (106,563)**
Contributions:	
Employer	**47,298**
Employee	**62,810**
Rollover	**3,794**
	113,902
Transfer of net assets between plans within the Master Trust	**752**
Benefits paid to participants	**(94,943)**
Administrative expenses	**(1,086)**
	(96,029)
Net decrease	**(87,938)**
Net assets available for benefits:	
Beginning of year	**1,690,415**
End of year	**$ 1,602,477**

See accompanying notes.

1. Description of the Plan

The following description of the TI Contribution and 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan was adopted effective January 1, 1998. The Plan is a defined contribution plan designed to comply with the Employee Retirement Income Security Act of 1974, as amended (ERISA). Effective January 1, 2002, the Plan was amended and restated. The Plan is administered by the Administration Committee of Texas Instruments Incorporated.

Eligibility/Participation

Any employee of Texas Instruments Incorporated and participating subsidiaries (TI or the Company) who was a participant in the TI 401(k) Savings Plan (the 401(k) Plan) and who elected to discontinue participation in the 401(k) Plan after December 31, 1997, and transfer his or her accounts to the Plan became a participant in the Plan as of January 1, 1998. Employees who elected to continue to participate in the 401(k) Plan are not eligible to participate in the Plan. Any former employee whose accounts were transferred to the Plan as a result of a break in credited service, as defined, shall become a participant as of the date such accounts are transferred.

Additionally, employees of TI who became employees after November 30, 1997, and employees of any U.S. subsidiary that has elected to participate in the Plan are eligible to participate in the Plan. An employee who is a United States citizen employed by a foreign subsidiary and who is not on the TI expatriate program shall not be eligible to participate in this Plan. Eligibility to contribute to the Plan through salary deferrals or to have TI contributions made on an employee's behalf begins on an employee's employment date.

In the fall of 2000, Texas Instruments Tucson Corporation employees who were participants in the Burr-Brown Corporation's Pension Plan (which was merged into the TI Employees Pension Plan effective January 1, 2001) could elect to cease to accrue credited service under the Burr-Brown Corporation's Pension Plan and continue to participate in the Plan.

1. Description of the Plan (continued)

Account balances of Texas Instruments Tucson Corporation employees who were participants in the Burr-Brown Corporation Future Investment Trust (the BBC FIT Plan) and who did not elect to take a distribution from the BBC FIT Plan were transferred to either the Plan or the 401(k) Plan on August 19, 2002.

Effective September 30, 2003, the Texas Instruments Richardson, LLC Profit Sharing Plan (the TI Richardson Plan) merged with and into the Plan.

Participants' Accounts

Participants may have one or more of the following accounts within the Plan: a 401(k) Account, which consists of 401(k) contributions, employer matching contributions, and rollovers from other qualified plans; a Contribution Account; a Universal Profit Sharing Account (Profit Sharing Account); and a Voluntary Employee Contribution Account (VEC Account).

Each participant's 401(k) Account is credited with the participant's salary deferrals, employer matching contributions, and earnings and losses thereon. Employer fixed savings contributions (as defined by the Plan) made by the Company and earnings and losses thereon are contributed to each eligible participant's Contribution Account. Any forfeitures of the nonvested portion of terminated participants' accounts occurring during a Plan year are applied to reduce employer fixed savings contributions during the following Plan year. The Profit Sharing Account and VEC Account, as applicable, of the participants who transferred from the 401(k) Plan are credited with earnings and losses. Allocations of Plan earnings and losses are based on account balances. Expenses of administering the Plan and Trust are deducted from participants' accounts to the extent not paid by the Company.

Contributions

The Plan receives contributions from TI and from eligible TI employees. Participant contributions are made through periodic payroll deductions, which are limited to the lesser of the amount permitted by Plan provisions or the Internal Revenue Code (the Code) limitation ($13,000 for 2004). Such contributions are credited to each participant's 401(k) Account. The maximum contribution rate is 50% of the participant's compensation, as defined by the Plan.

1. Description of the Plan (continued)

Effective November 1, 2002, the Plan was amended to offer catch-up contributions (contributions in excess of the limits discussed in the preceding paragraph, which contributions are described in the Economic Growth and Tax Relief Reconciliation Act of 2001) to participants who attained age 50 or older before the close of the Plan year.

Effective January 1, 2004, the Plan was amended such that all participants entering the Plan on or after January 1, 2004, will automatically have 2% of eligible compensation withheld as a 401(k) contribution to the Plan unless the participant either (i) elects a deferral percentage other than 2% or (ii) elects to not participate in the Plan.

TI matches participants' salary deferrals in an amount equal to 100% of the participant's salary deferrals provided that the aggregate match not exceed 4% of the participant's eligible compensation, as defined by the Plan, for the Plan year. Such contributions are credited to each participant's 401(k) Account.

Additionally, TI contributes, on behalf of certain eligible participants, an employer fixed savings contribution in an amount equal to 2% of such participant's eligible compensation for the Plan year. Employer fixed savings contributions are credited to each participant's Contribution Account. Effective January 1, 2004, the Plan was amended to discontinue the 2% employer fixed savings contribution for all participants entering the Plan on or after January 1, 2004.

Prior to 1999, profit sharing contributions were made to a Profit Sharing Account for eligible employees. Effective January 1, 1999, the Plan was amended such that Company profit sharing contributions shall no longer be made.

Contributions to the VEC Account were discontinued as of January 1, 1987.

Investments

All investment assets of the Plan are held in various investment accounts of the Texas Instruments Incorporated Defined Contribution Plan Master Trust (Master Trust) under a trust agreement with Northern Trust Company (Northern Trust). The assets of the 401(k) Plan are also held in the Master Trust. Investments in the Master Trust as of December 31, 2004 and 2003, are presented in Note 3. Plan ownership in the Master Trust is denominated in units. Units represent the value of the participants' accounts in the Plan.

1. Description of the Plan (continued)

Interest and dividends and net appreciation (depreciation) in fair value of investments are allocated among the participating plans in the Master Trust based on the respective number of units held by each plan. Administrative expenses are allocated on a per participant basis. Contributions received, benefits paid, and directly attributable expenses of the participating plans effectively increase or decrease the number of units held by each plan.

Participants may direct contributions and salary deferrals to be invested in and transferred among various investment funds currently provided.

Participant Notes Receivable

Effective August 1, 2001, the Administration Committee approved a change in the loan policy whereby all loans initiated subsequent to July 31, 2001, will become due and payable upon termination of employment if not due and payable by their terms before such time.

Each loan shall be deducted from a participant's account, as defined in the Plan document, shall be secured by that portion of the participant's vested account balance deducted for the loan, and shall be made for such periods of time, not to exceed five years (except in the case of a residential loan), upon such rate of interest, and subject to other limitations, terms, and conditions as the Administration Committee shall determine. The amount of loans available for each participant is limited as described in the Plan document. Principal and interest are repaid through payroll deductions.

Distributions and Vesting

Upon termination of employment and after completion of five years of credited service, participants are entitled to a distribution of the full amount of their Contribution Account. A participant who has not completed five years of credited service, and who terminates other than by reason of retirement, death, or permanent disability, shall be entitled to receive a portion of his or her Contribution Account based on the years of credited service for vesting, as described in the Plan document. Notwithstanding the foregoing, a participant shall be fully vested in all amounts in his or her Contribution Account upon the attainment of age 65.

1. Description of the Plan (continued)

A participant shall be fully and immediately vested in all amounts credited to his or her Profit Sharing Account, 401(k) Account, VEC Account, and other accounts transferred from the 401(k) Plan, as described in the Plan document. No forfeiture of a vested interest in such accounts shall take place for any reason under this Plan. Upon termination of employment of any participant, the participant shall be entitled to receive the full amount of these accounts (subject to repayment of outstanding loans).

Upon termination of employment because of retirement, permanent disability, or death, the full amount of his or her Plan accounts shall be payable to the participant, or in case of death, to the beneficiary, subject to applicable laws and the repayment of outstanding loans.

A participant whose account balances total less than $1,000 will receive an automatic distribution 90 days after the date of his or her termination.

Withdrawals

A participant, while employed, has the right to withdraw an amount from his or her 401(k) Account and the vested interest in his or her Contribution Account on or after the earlier of his or her (i) attainment of age 59 1/2 years or (ii) becoming entitled to a distribution in accordance with the Plan provisions. Effective May 1, 2003, a participant, while employed, has the right to withdraw an amount from his or her 401(k) Account and the vested interest in his or her Contribution Account at any time after being determined to be disabled. A participant may withdraw an amount from his or her Profit Sharing Account at any time. Such withdrawals must equal at least the lesser of $500 or the entire amount available for withdrawal.

Effective April 1, 2002, a participant shall have the right to withdraw any amount from his or her VEC Account at any time with a minimum withdrawal amount of $500 or 100% of the account balance.

Certain further limitations on withdrawals are described in the Plan document.

1. Description of the Plan (continued)

Transfers Between Plans within the Master Trust

If a participant in the 401(k) Plan is rehired following of a break in credited service, as defined in the Plan, the accounts of the affected participant are transferred to the Plan and such participant begins participating in the Plan.

Termination of the Plan

Although there is no current intention to do so, TI may discontinue the Plan by giving written notice to the Administration Committee and Plan trustee, subject to the provisions of ERISA. In the event of Plan termination, all participants are 100% vested in their account balances.

2. Summary of Significant Accounting Policies

Investment Valuation and Income Recognition

The investments are valued at fair value using quoted market prices for TI and other common stocks. Registered investment company shares are valued at fair value using published market prices, which represent the net asset value of shares held by the Plan at year-end. Common/collective trusts are valued at fair value based on the underlying investments of the trusts as determined by the sponsor of the trust. Cash equivalents are valued at cost, which approximates fair value. Participant loans are valued at their outstanding balances, which approximates fair value. Investment contracts were valued at contract value. Contract value represented contributions made plus interest at a guaranteed contract rate, less withdrawals and Plan expenses.

Effective April 1, 2002, contributions to new investment contracts were ceased. The remaining investment contracts at December 31, 2003, matured in 2004. Investment contracts included guaranteed investment contracts (with various insurance companies) during 2004 and at December 31, 2003. The rate at which interest accrued to investment contracts was 6.34% at December 31, 2003. The estimated fair value for investment contracts in the Master Trust at December 31, 2003, approximates contract value. Considerable judgment is necessarily required in interpreting market data to develop the estimated fair value. In addition, fair values fluctuate on a daily basis. The

2. Summary of Significant Accounting Policies (continued)

use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. Certain investment contracts were subject to adjustment upon early termination.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

The Plan invests in various investment securities that are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Related-Party Transactions

Certain Plan investments in the common/collective trusts are managed by Northern Trust. Northern Trust is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting. Benefit payments are recorded when paid.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Interest in Master Trust

The Plan's investments are held in the Master Trust, which was established for the investment of assets of the Plan and the 401(k) Plan sponsored by TI (see Note 1). The two participating plans have an undivided interest in the Master Trust. At December 31, 2004 and 2003, the Plan's percentage interest in the net assets of the Master Trust was approximately 56% and 55%, respectively.

3. Interest in Master Trust (continued)

The following table presents the fair values of the investments, except for investment contracts, which is presented at contract value, for the Master Trust as of December 31:

	Master Trust	
	2004	**2003**
	(In thousands)	
Texas Instruments Incorporated Defined Contribution Plan Master Trust:		
Cash and cash equivalents	**$ 10,079**	$ 6,935
TI common stock	**1,514,095**	1,924,864
Registered investment companies	**17,601**	81,679
Common/collective trusts	**1,240,715**	1,004,728
Other common stocks	**18,993**	16,581
Other investments	**807**	856
Investment contracts	**–**	8,688
	$ 2,802,290	$ 3,044,331

The following table presents investment income (loss) for the Master Trust for the year ended December 31, 2004 (in thousands):

Net depreciation in fair value of TI common stock	**$ (312,156)**
Net appreciation in fair value of registered investment companies	**1,076**
Net appreciation in fair value of common/collective trusts	**83,901**
Net depreciation in fair value of other common stocks	**(566)**
Net appreciation in fair value of other investments	**30**
Interest and dividends	**9,706**
	$ (218,009)

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated March 22, 2001, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in

4. Income Tax Status (continued)

conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan as amended is qualified and the related trust is tax-exempt.

5. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 (in thousands):

	December 31	
	2004	**2003**
Net assets available for benefits per the financial statements	**$ 1,602,477**	$ 1,690,415
Less: Benefits payable	**(107)**	(61)
Net assets available for benefits per the Form 5500	**$ 1,602,370**	$ 1,690,354

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 (in thousands):

	Year ended December 31, 2004
Benefits paid to participants per the financial statements	**$ 94,943**
Add: Benefits payable at end of year	**107**
Less: Benefits payable at beginning of year	**(61)**
Benefits paid to participants per the Form 5500	**$ 94,989**

Benefits payable are recorded on the Form 5500 for payments to participants who requested payment prior to December 31 but had not been paid as of that date.

Supplemental Schedule

TI Contribution and 401(k) Savings Plan

Schedule H; Line 4i – Schedule of Assets (Held At End of Year)

EIN: 75-0289970
Plan #: 092

December 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
				(In thousands)
*	Participants	Loans with interest rates ranging from 5% to 10%	$ –	$ 25,398

* Indicates party-in-interest to the Plan.

EXHIBITS

Designation of Exhibit in this Report	Description of Exhibit
23	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

TI CONTRIBUTION AND 401(K) SAVINGS PLAN

By: Susan E. Alberti

Susan E. Alberti
Chair, Administration Committee

Date: June 17, 2005

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-41913) pertaining to the TI Contribution and 401(k) Savings Plan of our report dated April 14, 2005, with respect to the financial statements and schedule of the TI Contribution and 401(k) Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2004.

/s/ Ernst & Young LLP
Ernst & Young LLP

Dallas, Texas
June 17, 2005